UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO ________

COMMISSION FILE NUMBER 001-34295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sirius XM Radio 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sirius XM Holdings Inc.

1221 Avenue of the Americas, 36th Floor

New York, New York 10020

Signatures

EX 23.1

*

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefits Committee of the

Sirius XM Radio 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sirius XM Radio 401(k) Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

New York, New York

June 10, 2015

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	As of December 31,
	2014	2013
Investments, at fair value:
Pooled separate accounts	$123,580	$106,942
Guaranteed Income Fund	18,319	16,200
Mutual funds	38,107	25,197
Common stock	61,598	67,037
Total investments	241,604	215,376
Loans receivable from participants	2,659	2,282
Contributions receivable:
Participants	2	-
Total contributions receivable	2	-
Net assets available for benefits	$244,265	$217,658

See accompanying notes to Financial Statements.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

For the Year Ended December 31, 2014
Additions to net assets attributed to:
Investment Income:
Net appreciation in fair value of investments	$8,407
Interest on guaranteed income fund	350
Dividends	2,175
Net investment income	10,932
Interest on loans receivable from participants	112
Contributions:
Participants	17,462
Employer	5,066
Rollovers	4,394
Total contributions	26,922
Total additions	37,966
Deductions from net assets attributed to:
Benefits paid to participants	(11,324)
Administrative expenses	(35)
Total deductions	(11,359)
Net increase	26,607
Net assets available for benefits:
Beginning of year	217,658
End of year	$244,265

See accompanying notes to Financial Statements.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements

1. Background and Plan Description

Sirius XM Radio Inc. (the “Plan Sponsor”) sponsors the Sirius XM Radio 401(k) Savings Plan (the “Plan”) to provide eligible employees (as defined in the Plan) with a method of saving for their retirement and other needs.  Sirius XM Radio Inc. is a wholly-owned subsidiary of Sirius XM Holdings Inc. ("Holdings").  Holdings has no operations independent of Sirius XM Radio Inc.  The Plan is a defined contribution plan subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan's inception date was September 1, 1998.

The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions and information regarding eligibility, contributions, distributions, vesting, withdrawals, loans and definitions of all terms.

Eligibility

Participation in the Plan begins on the first day of the calendar month coinciding with or immediately following the date on which a covered employee (as defined in the Plan) first satisfies the following requirements: the individual has (a) been classified as a Class A Employee (as defined in the Plan); (b) attained the age of 21; and (c) completed one month of eligibility service (as defined in the Plan).  Effective February 1, 2014, the Plan implemented an auto-enrollment feature for new and rehired employees who meet the Plan's eligibility requirements.  New and rehired eligible employees who do not elect out of this auto-enrollment feature or do not change the preselected contribution election, have a contribution election of 3% of compensation (as defined in the Plan).  Unless the employee designates otherwise, contributions under the auto-enrollment feature are deposited into the Qualified Default Investment Alternative ("QDIA") fund, which is the SA/Oakmark Equity and Income Strategy Fund.

Contributions

Participants may elect to contribute from 1% to 50% of compensation (as defined in the Plan) provided contributions do not exceed maximum allowable amounts under the Internal Revenue Code of 1986, as amended (the “Code”).  Under the Code, individual contributions for which taxes may be deferred were limited to $17,500 in 2014.  The Code also allows participants age 50 and over to make supplemental “catch-up” contribution on a pre-tax basis, which were limited to $5,500 in 2014.  Participants' contributions are immediately vested and can only be withdrawn pursuant to the appropriate provisions of the Code.  Participants may roll over amounts from other qualified defined benefit or defined contribution plans and certain other plans.  Rollovers for the year ended December 31, 2014 were approximately $4,394,000.

Participants also have the ability to make Roth contributions.  All Roth contributions are made on an after-tax basis and, if certain requirements are met, the withdrawals from the Roth account made at retirement can be free of federal income tax.  The individual contributions to the Roth account, inclusive of any additional pre-tax Plan contributions, cannot exceed the annual limit of $17,500 under the Code for 2014.  Roth contributions are matched using the same formula as the employee contributions; however, the employer match is not treated as Roth contributions.  Beginning January 1, 2014, the employer match for Roth contributions is made to the QDIA fund, in the absence of any investment allocation election for pre-tax contributions.  Plan participants may also elect a Roth In-Plan Rollover on amounts eligible for distribution, such as upon termination or on vested account balances after a participant reaches retirement age.  This election will convert pre-tax amounts to after-tax amounts which will be subject to immediate taxation and will be separately accounted for under the Plan.

The Plan provides for discretionary employer matching contributions based on participant elective deferral contributions (other than "catch-up" contributions).  For the year ended December 31, 2014, discretionary employer matching contributions were equal to 50% of participants' elective deferral contributions per pay period on the first 6% of an employee's pre-tax salary up to a maximum of 3% of compensation.  The employer matching contributions are made in cash and are credited proportionally to the funds into which participants otherwise invest their pre-tax employee contributions unless the participant elects a separate allocation for the Plan Sponsor's matching contributions.  The total employer matching contributions for the year ended December 31, 2014 were approximately $5,066,000.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements – Continued

The Plan Sponsor may also make additional discretionary matching, true-up matching and nonelective contributions to the Plan based on certain conditions.  In 2015, the Plan Sponsor elected to make a true-up matching contribution on behalf of eligible employees to provide the maximum matching contribution designated by the employer with respect to the eligible employee’s contributions for the year ended December 31, 2014.  The true-up matching contribution for the year ended December 31, 2014 was approximately $707,600 and will be contributed to the Plan in 2015.  For the year ended December 31, 2014, the Plan Sponsor did not make additional discretionary matching or nonelective contributions to the Plan.

Participant Accounts

Each participant's account is credited with participant contributions, discretionary employer matching contributions, nonelective employer contributions and allocations of Plan earnings, if any.  Allocations of Plan earnings are based on participant account balances.  A participant is entitled to the benefit that can be provided from the participant's vested account balance.  Participants are allowed to allocate the employer contributions to other investment alternatives immediately following the contribution.

Fund investments are generally redeemable daily and have no restrictions.

Vesting

Participants are immediately vested in their contributions, plus any earnings thereon.  Discretionary employer matching contributions and nonelective contributions begin immediately upon enrollment in the Plan.  These employer contributions vest at the following rates: 33% upon the completion of the first year of service, 67% upon the completion of the second year of service and 100% upon the completion of the third year of service.  In addition, a participant becomes fully vested in his or her discretionary employer matching and nonelective contributions upon reaching the normal retirement age (age 65), disability or death, or if there is a partial or full termination of the Plan.

Distributions of Benefits

Upon termination of employment, including termination due to death or disability, reaching the normal retirement age (age 65) or upon attaining age 59 1/2, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account.  In addition, participants may elect to withdraw funds from their respective accounts in the event of hardship (as defined in the Plan).

Loans Receivables from Participants

The Plan provides for loans to active participants. Participants may borrow up to the lesser of $50,000 or 50% of the vested portions of the participant's account balance.  The amount available for future borrowings by participants is reduced by the amount of their highest outstanding loan balance during the previous one-year period.  A participant with an outstanding loan may not apply for another loan until the existing loan is paid in full and may not refinance an existing loan or obtain a second loan for the purpose of paying off the existing loan.  There is a 14 day waiting period between when one loan is paid off and another one can be requested.  Loans are secured by the balance in the participant's account and bear interest at the prime interest rate plus 1%.  The term of any loan is no greater than five years, except in the case of a loan used to acquire a principal residence, in which case, the term may not exceed 10 years.  Repayments must be in substantially equal installments, are generally made by payroll deductions and made not less frequently than quarterly.  Some exceptions are made for unpaid leaves.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements – Continued

Forfeitures

Non-vested employer matching and non-vested nonelective contributions are forfeited upon termination of employment or a participant's withdrawal from the Plan.  Forfeitures are used to pay Plan expenses and to reduce employer contributions.  Forfeitures, inclusive of investment earnings, for the year ended December 31, 2014, were approximately $326,100.  During the year ended December 31, 2014, forfeitures were used to pay administrative expenses and reduce employer contributions by approximately $315,100.  Unallocated non-vested assets were approximately $21,300 and $10,300 as of December 31, 2014 and 2013, respectively.

Administrative Expenses

Certain administrative expenses are paid by the Plan to the extent allowed by the Plan and applicable law and are not paid by the Plan Sponsor.  Participants are also charged for certain transactions, such as the processing of a loan or a distribution.  Certain other administrative expenses are paid by the Plan Sponsor.  Investment fees and transaction-based fees charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected.  Consequently, these fees are reflected as a reduction of investment return for such investments.  There is a stock trading fee of $0.005 per share of common stock that is charged to participant accounts when participants request account transfers into or out of Holdings' common stock.

Assets Held in Trust

Since April 1, 2005, all assets of the Plan have been held by Prudential Retirement Services, an operating division of Prudential Financial. The operations of Prudential Retirement Services are conducted principally through Prudential Retirement Insurance & Annuity Company (“PRIAC”), a wholly owned subsidiary of Prudential Financial.  PRIAC is responsible for, among other things, the custody and investing of the Plan's assets and the payment of benefits to eligible participants. Prudential Bank & Trust Company, FSB ("PBT"), a wholly owned subsidiary of Prudential Financial, serves as the trustee for which PRIAC is the record keeper of assets.

The investment options available to participants as of December 31, 2014 and the related investment objectives were as follows:

Accounts Sponsored by PRIAC:

Core Plus Bond/PIM Fund. This fund seeks to add +150 bps of annualized excess return over a broad U.S. bond market index over a full market cycle (three to five years) by emphasizing relative-value based sector allocation, research-based security selection, and modest duration and yield curve positioning.

International Growth/Artisan Partners Fund. This fund seeks maximum long-term capital growth by following a non U.S. growth investment strategy.  This fund invests primarily in developed markets but also may invest in emerging and less developed markets.

SA/Janus Balanced Strategy Fund. This fund seeks long-term capital growth consistent with preservation of capital and balanced by current income.

SA/T. Rowe Price Growth Stock Strategy Fund.  This fund seeks to provide long-term growth of capital and increasing dividend income by investing primarily in common stock of well-established growth companies.

Small Cap Value/Kennedy Capital Fund. This fund invests primarily in the common stock of U.S. small capitalization companies with low institutional ownership and low analyst coverage.

Small Cap Growth/Times Square Fund. This fund seeks to achieve long-term capital appreciation. The fund invests in companies with market capitalizations below $3 billion at the time of purchase.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements – Continued

SA/Oakmark Equity and Income Strategy Fund. This fund seeks high current income, preservation and growth of capital by investing primarily in U.S. equity and fixed income securities.  This fund has been designated as the QDIA fund for the Plan.

Mid Cap Growth/Times Square Fund. This fund seeks to outperform the Russell Midcap Growth Index in a risk controlled manner.

Dryden S&P 500 Index Fund. This fund is constructed to reflect the composition of the S&P 500 Index. It seeks to provide long-term growth of capital and income.

Guaranteed Income Fund. This fund is a stable value fund designed to provide safety of principal, liquidity, and a competitive rate of return.

Audited financial statements and prospectuses or other disclosure documents for the above funds, except for the Guaranteed Income Fund, are available annually to participants via www.prudential.com. Past performance of the funds is not an indicator of future results.

Additional Accounts:

American Funds Capital World Growth and Income R4 Fund. This fund seeks long term growth of capital while providing current income and invests primarily in well-established companies located throughout the world whose common stock is denominated in U.S. dollars or other currencies. The fund may also invest in issuers in developing countries.

AllianzGI NFJ International Value Institutional Fund. This fund seeks long-term growth of capital and income and invests significantly in the common stock and other equity securities of non-U.S. companies with market capitalizations greater than $1 billion which are expected to generate income. The fund may also invest up to half of its assets in emerging market securities.

Columbia Dividend Income Z Fund. This investment seeks total return consisting of current income and capital appreciation through investing in a diversified portfolio of income producing equity securities.  The fund may invest a portion of its net assets in preferred stocks and convertible securities.

JPMorgan Mid Cap Value Institutional Fund. This investment seeks growth from capital appreciation through investing in equity securities of companies with market capitalizations between $1 billion and $20 billion at the time of purchase.  The fund's investments are primarily in common stocks and real estate investment trusts (REITs).

Vanguard Mid Cap Index Fund Admiral Shares. The investment seeks to track the performance of a benchmark index, the CRSP U.S. Mid Cap Index, which measures the investment return of mid-capitalization stocks.

Vanguard Total Bond Market Index Fund Admiral Shares. The investment seeks the performance of a broad, market-weighted bond index.  This index represents a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States-including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities-all with maturities of more than 1 year.

Vanguard Total International Stock Index Fund Admiral Shares. The investment seeks to track the performance of a benchmark index, the FTSE Global All Cap ex U.S. Index, which measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.

Vanguard Small-Cap Index Fund Admiral Shares.  The investment seeks to track the performance of a benchmark index, the CRSP U.S. Small Cap Index, which measures the investment return of small-capitalization stocks.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements – Continued

Common Stock. This option allows participants to invest in the common stock of Sirius XM Holdings Inc., which is the parent of Sirius XM Radio Inc.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Payment of Benefits

For financial statement purposes, participant withdrawals and distributions (benefits payments) are recorded when paid.

Use of Estimates

In presenting the Plan's financial statements, management makes estimates and assumptions that affect the amounts reported and accompanying notes.  Estimates, by their nature, are based on judgment and available information.  Actual results could differ materially from those estimates.

Significant estimates inherent in the preparation of the accompanying financial statements include the fair value of Plan assets and net appreciation (depreciation) in the fair value of investments.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Refer to Note 3 for valuation methodology by investment type.

Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the change in unrealized gains and losses in the Plan's investments. Realized gains and losses from the sale of investments are computed using the participant's cost basis in the investment aggregated at the Plan level.  Net changes in unrealized appreciation (depreciation) in investments represents the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Investment in Insurance Contracts

As described in Accounting Standards Codification ("ASC") 962, Plan Accounting-Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. The Guaranteed Income Fund is a group annuity contract issued by PRIAC and is backed by the full faith and creditworthiness of the issuer. Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the insurer's general account.  The credit rating of the issuer at December 31, 2014 was considered investment grade and there are no reserves against contract value for credit risk of the contract issuer or otherwise. Only an event causing liquidity constraints at PRIAC could limit the ability of the Plan to transact at the contract value to be paid within 90 days or, in rare circumstances, the contract value to be paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value to be paid either within 90 days or over time. The Plan considers this contract to be benefit responsive.

The Guaranteed Income Fund does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Under the group annuity contract that supports this product, participants may ordinarily direct a permitted withdrawal or transfer of all or a portion of their account balance at contract value, within reasonable timeframes.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements – Continued

Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. Interest is credited on contract balances using the “portfolio rate” approach.  Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of these contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting by the trustee. When establishing interest crediting rates for this product, the trustee considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract issued by PRIAC is 1.50%. The Average Earnings Yield by the Plan and the Average Yield Credited to participants was 1.95% for the year ended December 31, 2014. The Average Earnings Yield is calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of plan year fair value and then annualizing the results. As a result of the current stable value product construction, no adjustments are required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants.

The Guaranteed Income Fund is included at its carrying value in the statements of net assets available for benefits, which approximated its fair value at each of December 31, 2014 and 2013. The contract value of the investment approximates the fair value, due to the nature of the investment contracts not having a fair value adjustment upon discontinuance.

Loans Receivable from Participants

Loans receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the provisions of the Plan document.

3. Fair Value Measurements

ASC 820, Fair Value Measurement, provides a framework for measuring fair value.  Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the following fair value measurement.

•	Level 1: quoted prices in active markets for identical assets or liabilities;
•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There was no change in the Plan's investment valuation methodologies as of December 31, 2014 compared to December 31, 2013.

All transfers are assumed to occur at the beginning of the reporting period.  There were no transfers or reclassifications into or out of fair value levels for the year ended December 31, 2014.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements - Continued

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value consisted of the following types of instruments as of December 31, 2014 and December 31, 2013 (Level 1, 2 and 3 inputs are defined above):

		As of December 31, 2014			As of December 31, 2013
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts:
Large Cap Equity Funds	$-	$32,651	$-	$32,651	$-	$25,226	$-	$25,226
Mid Cap Equity Funds	-	52,302	-	52,302	-	44,505	-	44,505
Small Cap Equity Funds	-	15,734	-	15,734	-	15,243	-	15,243
International Funds	-	8,817	-	8,817	-	8,847	-	8,847
Bond Funds	-	8,273	-	8,273	-	8,327	-	8,327
Balanced Funds	-	5,803	-	5,803	-	4,794	-	4,794
Total	-	123,580	-	123,580	-	106,942	-	106,942
Mutual funds:
Growth & Income Fund	5,572	-	-	5,572	4,724	-	-	4,724
International Value Fund	3,227	-	-	3,227	1,978	-	-	1,978
Dividend Income Fund	17,556	-	-	17,556	13,455	-	-	13,455
Mid Cap Value Fund	9,213	-	-	9,213	5,040	-	-	5,040
Small Cap Blend Fund	1,337	-	-	1,337	-	-	-	-
Bond Fund	1,202	-	-	1,202	-	-	-	-
Total	38,107	-	-	38,107	25,197	-	-	25,197
Guaranteed Income Fund:
Stable Value Fund	-	18,319	-	18,319	-	16,200	-	16,200
Common stock:
Domestic Large Cap	61,598	-	-	61,598	67,037	-	-	67,037
Total investments measured at fair value	$99,705	$141,899	$-	$241,604	$92,234	$123,142	$-	$215,376

The Plan's valuation methodology for mutual funds and Holdings' common stock was derived from quoted market prices as these instruments have an active market which results in a Level 1 asset categorization.

Pooled separate accounts are classified as Level 2 investments.  The fair value of pooled separate accounts is measured by the net unit value as reported by PRIAC, which is based on the fair value of the underlying assets of the account.

The Plan's valuation methodology for the Guaranteed Income Fund was derived from corroboration of observable market inputs, specifically interest rates offered and the credit worthiness of the issuer which supports their ability to meet its obligation under the investment contract and credit rating. This product is not a traditional Guaranteed Investment Contract ("GIC"), and therefore there are no known cash flows that could be discounted. The investment contract does not have a fair value adjustment upon discontinuance. Based on this assessment, fair value is presumed to approximate contract value and is classified within Level 2 of the valuation hierarchy.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements - Continued

4. Investments

The fair values of investments that individually represent 5% or more of the Plan's net assets are as follows:

	As of December 31,
	2014	2013
	(in thousands)
Investments:
Sirius XM Holdings Inc. Common stock	$61,598	$67,037
SA/Oakmark Equity and Income Strategy Fund	46,563	39,594
Guaranteed Income Fund	18,319	16,200
SA/T. Rowe Price Growth Stock Strategy Fund	15,935	13,834
Columbia Dividend Income Z Fund	17,556	13,455
Dryden S&P 500 Index Fund	16,716	11,392

During 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

December 31, 2014
(in thousands)
Pooled separate accounts	$7,286
Sirius XM Holdings Inc. Common stock	$247
Mutual funds	$874
Net appreciation in fair value of investments	$8,407

5. Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan may invest indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

The Plan provides for investment in Holdings' common stock.  At December 31, 2014 and 2013, approximately 25% and 31% of the Plan's total net assets, respectively, were invested in the common stock of Holdings.  The underlying value of Holdings' common stock is dependent upon the performance of Holdings and the market's evaluation of such performance.

6. Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated June 6, 2012.  The Plan is required to operate in conformity with Section 401(a) of the Code to maintain its qualification.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax exempt.  Therefore, there is no provision for income taxes recorded in the Plan's financial statements.

In 2014, certain insignificant operational errors were identified relating to participant deferral and discretionary employer matching contributions that were not properly made during 2014. The Plan Sponsor has corrected the errors and does not believe that these operational errors affect the Plan's tax qualified status.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Notes to Financial Statements - Continued

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.  The IRS generally has the ability to examine the Plan for the years 2011 through 2014.

7. Plan Termination

The Plan Sponsor reserves the right to terminate the Plan, in whole or in part, at any time, subject to the provisions of ERISA.  In the event that such termination occurs, all amounts credited to participants' accounts will become 100% vested and the trustee, in accordance with the terms of the Plan, will distribute the net assets of the Plan in a uniform and non-discretionary manner.

8. Related Party Transactions

Plan investments in pooled separate accounts and the Guaranteed Income Fund are managed by PRIAC, which is the Plan’s record keeper of assets.  The Plan also invests in the common stock of Holdings, which is the parent of the Plan Sponsor.  Transactions with PRIAC, PBT (the Trustee), the Plan Sponsor and Holdings qualify as party-in-interest transactions.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN

Schedule H, line 4i-Schedule of Assets (Held at End of Year)

As of December 31, 2014

(in thousands, except units and shares)

	(b)	(c)	(e)
(a)	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Prudential Retirement	SA/T. Rowe Price Growth Stock Strategy Fund:	$15,935
	Insurance & Annuity Company	271,954 units in participation
*	Prudential Retirement	Dryden S&P 500 Index Fund:	16,716
	Insurance & Annuity Company	112,759 units in participation
*	Prudential Retirement	Mid Cap Growth/Times Square Fund:	5,739
	Insurance & Annuity Company	187,545 units in participation
*	Prudential Retirement	SA/Oakmark Equity and Income Strategy Fund:	46,563
	Insurance & Annuity Company	859,877 units in participation
*	Prudential Retirement	Small Cap Value/Kennedy Capital Fund:	6,065
	Insurance & Annuity Company	178,625 units in participation
*	Prudential Retirement	Small Cap Growth/Times Square Fund:	9,669
	Insurance & Annuity Company	175,271 units in participation
*	Prudential Retirement	International Growth/Artisan Partners Fund:	8,817
	Insurance & Annuity Company	421,031 units in participation
*	Prudential Retirement	Core Plus Bond/PIM Fund:	8,273
	Insurance & Annuity Company	418,856 units in participation
*	Prudential Retirement	SA/Janus Balanced Strategy Fund:	5,803
	Insurance & Annuity Company	86,647 units in participation
	American Funds Capital World	American Funds Capital World Growth and Income R4 Fund:	5,572
	Growth and Income Fund	121,159 shares in participation
	Allianz Global	AllianzGI NFJ International Value Institutional Fund:	2,261
	International Value Institutional Fund	105,380 shares in participation
	Columbia	Columbia Dividend Income Z Fund:	17,556
	Dividend Income Fund	926,416 shares in participation
	JP Morgan	JPMorgan Mid Cap Value Institutional Fund:	6,671
	Mid Cap Value Institutional	179,581 shares in participation
	Vanguard	Vanguard Mid Cap Index Fund Admiral Shares	2,542
	Mid Cap Index	16,618 shares in participation
	Vanguard	Vanguard Total Bond Market Index Fund Admiral Shares	1,202
	Total Bond Index	110,514 shares in participation
	Vanguard	Vanguard Total International Stock Index Fund Admiral Shares	966
	Total International Stock Index	37,171 shares in participation
	Vanguard	Vanguard Small-Cap Index Fund Admiral Shares	1,337
	Small Cap Index Admiral	23,935 shares in participation
*	Prudential Retirement	Guaranteed Income Fund:	18,319
	Insurance & Annuity Company	475,622 units in participation
*	Sirius XM Holdings Inc.	Sirius XM Holdings Inc. common stock:	61,598
		17,599,538 shares in participation
*	Loans receivable from participants	228 outstanding loans with rates of 4.25% - 9.25% and maturities from 2015 - 2024	2,659

	Total		$244,263

* Represents a party-in-interest as defined in ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIRIUS XM RADIO 401(k) SAVINGS PLAN

By:	/s/ DAVID J. FREAR
David J. Frear
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

June 10, 2015